Exhibit (23)
Consent of Independent Registered Public Accounting Firm

The Audit and Examination Committee
Wells Fargo & Company 401(k) Plan:

We consent to the incorporation by reference in the registration statement (no. 333-211639) on Form S-8 of Wells Fargo & Company of our report dated June 27, 2019 with respect to the statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes, and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2018, which report appears in the December 31, 2018 annual report for Form 11-K of the Wells Fargo & Company 401(k) Plan.

/s/ KPMG LLP

San Francisco, CA
June 27, 2019